Exhibit 99.1

IMMEDIATE	12 February 2003

Royal & SunAlliance and Unisys Agree Major Outsourcing Deal

Royal & Sun Alliance Insurance Group plc and Unisys Corporation Limited have today announced that Unisys will undertake the processing and administration of the 2.4 million life and pensions policies of Royal & SunAlliance’s closed UK Life operation. The deal is for an initial term of 10 years and secures a competitive maintenance cost per policy, creating a cost base that will be directly variable in line with policy numbers. The Group expects to achieve significant cost savings over the life of the deal. It marks the successful completion of one of the actions to reshape the Group that was outlined on 7 November 2002.

As part of the arrangement, which is targeted to come into effect on 1 May, 1,700 Royal & SunAlliance employees will transfer to Unisys’s subsidiary, Unisys Insurance Services Limited, maintaining operations in Liverpool and Horsham.

Royal & SunAlliance and Unisys consulted fully with union representatives throughout the development of this agreement. Royal & SunAlliance’s UK Life operation will retain a small governance team to manage both the Unisys and other existing outsourced contracts, oversee the financial and regulatory responsibilities of the life company and provide legislative and regulatory reporting to the Group.

Peter Hanby, Managing Director of Royal & SunAlliance’s UK Life operation, said:

“This deal delivers highly competitive and directly variable administration costs for our Life business, at the same time as providing our customers with good quality service in the future. It is also good news for those employees transferring across to Unisys, who will be joining the UK’s leading outsourcing specialist.”

–ENDS–

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Important Disclaimer

This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the level of cost savings. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Press:	Paul Atkinson	Tel:	+44 (0) 151 224 3832

Analysts:	Malcolm Gilbert	Tel:	+44 (0) 20 7569 6138